UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                            Taser International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87651B-10-4
         --------------------------------------------------------------
                                 (CUSIP Number)

                                 Mitchell Sacks
                         Grand Slam Capital Partners, LP
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 346-4335
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 16, 2003
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

CUSIP NO. 87651B-10-4                            AMENDMENT NO. 1 TO SCHEDULE 13D
------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam General Partners, LLC     IRS # 22-3779105

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              -0-
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 -0-
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           HC
--------- ----------------------------------------------------------------------

CUSIP NO. 87651B-10-4                            AMENDMENT NO. 1 TO SCHEDULE 13D
------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam Capital Partners, LP      IRS # 22-3779125
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              -0-
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 -0-
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |X|


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           PN
--------- ----------------------------------------------------------------------

This first amendment (the "First Amendment") amends and supplements the Statement on Schedule 13D, dated June 25, 2003 (the "Statement"), previously filed with the Securities and Exchange Commission (the "SEC") by Grand Slam Capital Partners, LP, a Delaware limited partnership ("Grand Slam Capital Partners"), and Grand Slam General Partners, LLC, a Delaware limited liability company ("Grand Slam General Partners," collectively Grand Slam Capital Partners, the "Reporting Parties"), with respect to their beneficial ownership of common stock, par value $0.000001 per share (the "Common Stock"), of Taser International, Inc., a Delaware corporation (the "Issuer"). The Reporting Parties together are a Group in accordance with Section 13(d)(3) of the Act.

       ITEM 1.      SECURITY AND ISSUER

The title of the class of equity securities to which this First Amendment relates is the Common Stock of the Issuer, and is being filed with the SEC pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at 7860 E. McClain Drive, Suite 2, Scottsdale, Arizona 85260.

       ITEM 2.      IDENTITY AND BACKGROUND

       (a) This First Amendment is being filed by Grand Slam Capital Partners for and on behalf of itself. Grand Slam Capital Partners was organized for the purpose of acquiring and managing assets. This First Amendment also is being filed by Grand Slam General Partners, which serves as the general partner of Grand Slam Capital Partners. As such, Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners and to beneficially own the shares of Common Stock being reported on this First Amendment by Grand Slam Capital Partners.

       (b) The address of the principal offices of each of the Reporting Parties is One Bridge Plaza, Fort Lee, New Jersey 07024.

       (c) Attached as Exhibit A is the name of the general partner of Grand Slam Capital Partners and its business address. Attached as Exhibit B are the names of the managers of Grand Slam General Partners, their business addresses and principal occupations.

       (d) During the last five years, neither of the Reporting Parties nor any person listed on Exhibit B has been convicted in a criminal proceeding.

       (e) During the last five years, neither of the Reporting Parties nor any person listed on Exhibit B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mitchell Sacks is a citizen of the United States. Erik Volfing is a citizen of Denmark.

       ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Not applicable.

       ITEM 4.      PURPOSE OF TRANSACTION

       Not applicable.

       ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a) This First Amendment is being filed to report the fact that as of July 16, 2003 the Reporting Parties have ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock. The Reporting Parties currently own no shares of the Issuer's Common Stock.

       (b)    Not applicable.

       (c) The dates and amount of each disposition of the shares of the Issuer's Common Stock owned by the Reporting Parties that reduced the Reporting Parties' beneficial ownership of the Common Stock below than five percent of the Issuer's outstanding Common Stock are listed on Exhibit C hereto. Except as set forth in Exhibit C hereto, there have been no transactions in shares of Common Stock since the date of the filing of this Amendment No. 1 by the Reporting Parties or any person or entity listed on Exhibit B hereto that would result in the Reporting Parties beneficially owning five percent or more of the Issuer's Common Stock.

       (d)    Not applicable.

       (e)    July 16, 2003.

       ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

       ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

       The following materials are filed as Exhibits to the First Amendment:


       EXHIBIT A:   Information  with  respect to the  General  Partner of Grand
                    Slam Capital Partners, LP.

       EXHIBIT B:   Information with respect to executive  officers and managers of Grand Slam General Partners, LLC.

       EXHIBIT C:   As described in Item 5.

       EXHIBIT D:   Joint Filing Agreement.

                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this First Amendment is true, complete and correct.



Dated:  August 12,  2003                    Grand Slam Capital Partners, LP




                                            By: /s/ MITCHELL SACKS
                                                --------------------------------
                                            Name:   Mitchell Sacks
                                            Title:  Managing Partner


Dated:  August 12, 2003                     Grand Slam General Partners, LLC




                                            By: /s/ MITCHELL SACKS
                                                --------------------------------
                                            Name:   Mitchell Sacks
                                            Title:  Principal

                                                                       EXHIBIT A



               INFORMATION WITH RESPECT TO THE GENERAL PARTNER OF
                         GRAND SLAM CAPITAL PARTNERS, LP


NAME AND ADDRESS

The General Partner of Grand Slam Capital Partners, LP is Grand Slam General Partners, LLC, a Delaware limited liability company, located at c/o Grand Slam Capital Partners, LP, One Bridge Plaza, Fort Lee, New Jersey 07024.

                                                                       EXHIBIT B

         INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND MANAGERS OF
                        GRAND SLAM GENERAL PARTNERS, LP

                                  POSITION WITH
NAME AND ADDRESS        GRAND SLAM GENERAL PARTNERS, LLC    PRINCIPAL OCCUPATION

                             -----------------------
Mitchell Sacks                     Principal               Managing Grand Slam
                                                           Asset Management, LLC
                                                           and General Partners


Erik Volfing                       Principal               Managing Grand Slam
                                                           Asset Management, LLC
                                                           and General Partners


1. Mitchell Sacks is a United States citizen and Erik Volfing is a citizen of Denmark and the business address of each of the named individuals is c/o Grand Slam General Partners, LLC, One Bridge Plaza, Fort Lee, New Jersey 07024.

                                                                       EXHIBIT C

                            SCHEDULE OF TRANSACTIONS
                                       BY
                         GRAND SLAM CAPITAL PARTNERS, LP



DATE OF TRANSACTION            NUMBER OF SHARES OF             PRICE PER SHARE
                                  COMMON STOCK
                                PURCHASED/(SOLD)
================================================================================
      6/26/03                        (2,200)                       $ 11.58
      6/27/03                        (5,000)                       $ 12.79
      6/30/03                       (11,200)                       $ 13.24
      7/1/03                          4,800                        $ 12.25
      7/2/03                        (10,300)                       $ 12.50
      7/3/03                         (2,800)                       $ 12.69
      7/7/03                         (3,800)                       $ 12.78
      7/8/03                         (3,000)                       $ 12.86
      7/11/03                         2,200                        $ 12.15
      7/14/03                        (2,700)                       $ 12.64
      7/15/03                        (3,000)                       $ 12.74
      7/16/03                        (1,400)                       $ 12.81

                                                                       EXHibit D

                             JOINT FILING AGREEMENT

       The undersigned agree that this First Amendment, dated August 12, 2003, relating to the Common Stock of Taser International, Inc. shall be filed on behalf of the undersigned.


Dated:  August 12, 2003                     Grand Slam Capital Partners, LP




                                            By: /s/ MITCHELL SACKS
                                                --------------------------------
                                            Name:   Mitchell Sacks
                                            Title:  Managing Partner


Dated:  August 12, 2003                     Grand Slam General Partners, LLC




                                            By: /s/ MITCHELL SACKS
                                                --------------------------------
                                            Name:   Mitchell Sacks
                                            Title:  Principal